SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 1 of 5

News Release
Aviva plc
Half Year Report 2015
6 August 2015

Aviva plc

2015 Interim Results Announcement

Mark Wilson, Group Chief Executive Officer, said:

"After three years of turnaround we are now moving to a different phase of delivery. We have improved the balance sheet, simplified the Group and we are now transforming our business. The progress is evident in these results.

"The Friends Life integration is ahead of schedule and we have delivered £63 million of run-rate synergies after three months. This is encouraging but nowhere near complete. Amidst the integration, our UK Life business continued to grow, with value of new business up 31% excluding Friends Life.

"In general insurance, premiums1 and operating profits were higher. The combined ratio was 93.1%, the best in eight years, and underwriting profits increased 45%.

"The 15% increase in the dividend is a further step towards achieving our target payout ratio and underlines our confidence in our cash flow and the business."

HY15 numbers include Friends Life from 10 April 2015, the acquisition completion date. HY14 is Aviva standalone.

Profit
• Operating profit2 £1,170 million (HY14: £1,071 million)
• Underlying growth and Friends Life contribution more than offset adverse forex and disposals
• IFRS profit after tax £545 million (HY14: £863 million) including £271 million of acquisition related integration and amortisation costs

Cash
• Cash remittances3 £495 million (HY14: £623 million), as a result of moving the UK Life dividend to a bi-annual payment, in line with Group dividend payments
• Holding company liquidity4 £1.6 billion (February 2015: £1.1 billion)
• 2015 interim dividend up 15% to 6.75p (HY14: 5.85p)

Value of new business	• Value of new business (VNB) up 25%1 to £534 million (HY14: £444 million) • UK Life VNB up 43% to £253 million (HY14: £177 million), +31% excluding Friends UK
Expenses	• Group operating expenses £1,498 million (HY14: £1,399 million) • Operating expenses 3% lower excluding Friends Life at £1,357 million (HY14: £1,399 million)
General insurance	• 93.1% combined operating ratio (HY14: 95.5%), the best reported in eight years • New UK distribution agreement with TSB
Balance sheet
• IFRS net asset value up 12% to 380p per share (FY14: 340p)
• Economic capital surplus5 of £10.8 billion (FY14: £8.0 billion), a coverage ratio of 176%
(FY14: 178%)
• Submitted Solvency II internal model in June and expect approval in December. Currently operating within our expected Solvency II target range
• S&P leverage ratio of 27%6 (FY14: 28%). Comfortably within target range

Friends Life integration
• £63 million of run-rate synergies achieved within first three months
• £22.3 billion of AUM transferred to Aviva Investors. Agreement for additional £24 billion
• Property rationalisation strategy announced. UK footprint to be reduced by 33% by FY16

1      On a constant currency basis.
2      Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.
3      Cash remittances now include interest remitted on internal loans and the 2014 figures have been adjusted accordingly.
4      Holding company liquidity consists of cash, liquid assets and c£200 million of syndicated loans held in Aviva and Friends Life holding companies. This excludes amounts set aside to meet debt redemptions in Q3 2015.
5      The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.
6      HY15 S&P leverage ratio is on a pro-forma basis, taking account of planned redemptions, calls and other reductions of debt in Q3 2015.

Key financial metrics

Operating profit before tax: IFRS basis

	6 months 2015 £m	Restated1 6 months 2014 £m	Sterling % change
Life business	1,021	973	5%
General insurance and health	422	403	5%
Fund management	33	48	(31)%
Other*	(306)	(353)	13%
Total	1,170	1,071	9%

Operating earnings per share**	22.1p	24.2p	(9)%

* Includes other operations, corporate centre costs and group debt and other interest costs.

** Net of tax, non-controlling interests, preference dividends, coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax).

Expenses

	6 months 2015 £m	6 months 2014 £m	Sterling % change
Operating expenses	1,498	1,399	7%
Integration & Solvency II costs	172	42	-
Expense base	1,670	1,441	16%

Operating expense ratio1	52.8%	51.7%	1.1pp

Value of new business

	6 months 2015 £m	6 months 2014 £m	Sterling % change2	Constant currency % change2
United Kingdom & Ireland	260	183	42%	42%
France	98	110	(11)%	(1)%
Poland3	30	34	(11)%	(1)%
Italy3	39	26	49%	66%
Spain3	13	14	(12)%	(2)%
Turkey	12	14	(14)%	(6)%
Asia3	76	61	24%	18%
Aviva Investors	6	2	-	-
Value of new business3	534	444	20%	25%

General insurance combined operating ratio

	6 months 2015	6 months 2014	Change
United Kingdom & Ireland	93.2%	94.4%	(1.2)pp
Europe	94.3%	96.4%	(2.1)pp
Canada	91.9%	96.8%	(4.9)pp
General insurance combined operating ratio	93.1%	95.5%	(2.4)pp

IFRS profit after tax

	6 months 2015 £m	6 months 2014 £m	Sterling % change
IFRS profit after tax	545	863	(37)%

Interim dividend

	6 months 2015	6 months 2014	Sterling % change
Interim dividend per share	6.75p	5.85p	15%

Capital position

	30 June 2015 £bn	31 December 2014 £bn	Sterling % change
Estimated economic capital surplus4	10.8	8.0	35%
Estimated IGD solvency surplus4	5.2	3.2	63%
IFRS net asset value per share	380p	340p	12%
MCEV net asset value per share5	508p	527p	(4)%

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
4    The economic capital and IGD surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

5 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles.

Group Chief Executive Officer's report

Overview
Aviva is moving into a different phase of delivery. In the first half of 2015, operating profit is up 9%1, value of new business (VNB) is 25%2 higher and our combined operating ratio is 2.4 percentage points better at 93.1%. Our economic capital surplus3 is £10.8 billion and coverage ratio has remained broadly constant at 176%. Holding company liquidity4 is £1.6 billion excluding amounts set aside to meet over £900 million of debt redemption in Q3 2015.

The Friends Life integration is progressing ahead of schedule with delivery of £63 million run-rate synergies within the first three months. We are confident in our ability to deliver the £225 million synergy target. Amidst the integration, UK Life VNB growth has improved significantly in the period.

2015 is an important year for the European insurance industry as we prepare for formal implementation of Solvency II on 1 January 2016. As we have previously announced, we expect to report our 2015 Solvency II capital ratio with our preliminary results in March 2016. We are currently operating within our expected Solvency II target range.

Our focus is turning to reallocating capital to higher returning or faster growing business cells. Our true customer composite and digital strategies need to be delivered quickly and we still have opportunities to improve efficiency. The 15% increase in our 2015 interim dividend is a step towards a payout ratio commensurate with our cash generating ability and our 2x dividend cover target.

Friends Life integration • £63 million run-rate synergies
We completed the acquisition of Friends Life on 10 April 2015 and began implementation of our detailed integration plans at pace. At the half year stage we have secured run-rate synergies of £63 million. We have announced our property strategy with a 33% planned reduction in our combined Friends Life and Aviva UK footprint by the end of 2016.

We have transferred £22.3 billion of funds managed directly by Friends Life Investments to Aviva and have served notice to transfer £24 billion of funds managed by AXA Investment Managers. We remain confident in our ability to deliver the £225 million of synergies previously communicated as well as eliminating historic Friends Life project costs. These results show no signs of distraction as a result of the integration, with UK Life VNB excluding Friends UK up 31%.

Strategically we are now more balanced, with scale across protection, retirement and savings. With c.16 million UK customers5 in an increasingly disintermediated market, we have the opportunity to improve retention and increase the number of products held per customer.

Cash flow6 • Cash remittances £495 million • Moving UK Life remittance to bi- annual basis
Growing cash remains the most important focus for the Group. Cash remittances from business units to Group were £495 million (HY14: £623 million), as a result of a change in the timing of remittances. In the past, the UK Life remittance has been paid once a year but following the acquisition of Friends Life, we have moved to a bi-annual remittance in line with the Group's dividend commitment to shareholders. Consequently, the UK and Ireland remittance of £287 million is £63 million lower than that remitted in HY14. Prior to completion of the Friends Life acquisition, a remittance of £150 million was paid from Friends Life's UK business to its holding company. In Europe, cash remittances were £50 million lower at £186 million, impacted by a weaker Euro and the non-recurrence of a one-off dividend from Spain of £16 million.

Excess centre cash flow is cash remitted by business units less central operating expenses and debt financing costs, which we will report at the end of the year once all remittances have been received. 2014 was the first year since the start of the credit crisis in which excess centre cash flow exceeded the annual dividend cost. It is a priority that the Group grows its dividend while maintaining positive excess centre cash flow and an appropriate level of holding company liquidity.

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.
2    On a constant currency basis.
3    The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.
4    Holding company liquidity consists of cash, liquid assets and c£200 million of syndicated loans held in Aviva and Friends Life holding companies. This excludes amounts set aside to meet debt redemptions in Q3 2015.
5    Based on customer numbers as at 31 December 2013 and prior to the deduction of overlapping customers.
6    Cash remittances have been restated to include interest remitted on internal loans.

Operating Profit1 • Operating profit £1,170 million
Operating profit increased 9% to £1,170 million (HY14: £1,071 million). Headwinds including adverse foreign exchange movements, the impact of disposals and the non-recurrence of a Polish reserve release in 2014 were more than offset by the contribution from Friends Life of £174 million as well as £86 million of underlying profit growth.

Life insurance profit increased 5% to £1,021 million (HY14: £973 million) driven principally by the contribution from Friends Life. Given the size of our UK Life balance sheet and natural prudence in assumptions, management actions often make a contribution to operating profit. In HY15, such actions, including benefits delivered by greater expense efficiency, were £50 million (HY14: £100 million).

In general insurance and health, operating profit increased by 5% to £422 million (HY14: £403 million). The underwriting result improved to £222 million (HY14: £160 million) as a result of more benign weather, favourable prior year development and improved product and pricing. The general insurance operating profit was impacted by £41 million lower investment return, mainly from the planned reduction in the intercompany loan, which nets off at the Group level.

The contribution to profits from our fund management business, Aviva Investors, remains inadequate at £32 million (HY14: £41 million). Expenses have increased as we have invested in our distribution capabilities and strengthened the management team. Our asset management business will take time to contribute material growth in Group operating profit, although positive signs, particularly related to the flagship AIMS range of funds, are emerging.

Life insurance: Value of new business7 • Value of new business up 25%2 • More balanced book of business
In the first half of 2015, VNB increased 25%2 to £534 million (HY14: £444 million), driven by strong performance in UK Life (+31% excluding Friends UK), Italy (+66%2) and Asia (+18%2). Protection made up 40% of Group VNB (HY14: 38%), with our reliance on annuities reduced to 17% of VNB (HY14: 19%). Protection has an attractive return on capital and growth prospects.

Including Friends Life, VNB in the UK increased 43% to £253 million (HY14: £177 million), which is approximately half of total Group VNB. Protection VNB increased 47% to £66 million (HY14: £45 million), surpassing the contribution from individual annuities. Friends UK has added to our pensions offering with capability and scale in the large scheme corporate pensions segment, while our platform continues to attract new business. Total pension and platform VNB was 97% higher at £59 million (HY14: £30 million). Individual annuity VNB was 12% lower at £46 million (HY14: £52 million) as a result of customers' increased pension flexibility at a time of low interest rates. However, this has been offset by an increase in bulk purchase annuities, further evidence of the benefits of Aviva's diversification.

Our growth businesses of Poland, Turkey, China and South East Asia grew 11%2 and contributed 22% towards Group VNB (HY14: 24%). While the Friends Life acquisition has somewhat diluted the contribution of growth markets to VNB, we will accelerate capital reallocation to these attractive markets.

After two strong years, French VNB was 1%2 lower. While protection VNB was up 25%2 to £33 million, with-profit savings VNB was impacted by lower risk free rates and higher volatility in the period, increasing the cost of guarantees. Unit-linked savings VNB was 4%2 higher at £51 million. While growth has not matched that of previous years', the French business mix continues to improve towards more protection and unit-linked savings.

Italy and Ireland grew 66%2 and 17%2 respectively. In Italy, the overall margin improved due to improved business mix and reduced guarantees on with-profit savings business, while in Ireland, higher sales and improved margins in pensions and savings products increased VNB. Spain VNB was 2%2 lower, impacted by lower volumes and margin reduction from falling risk free rates.

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.
2    On a constant currency basis.
7    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.

General insurance • COR of 93.1% • Best UK COR in 8 years • Benign weather and favourable reserve development aided underwriting result
The Group combined operating ratio (COR) improved 2.4 percentage points to 93.1% (HY14: 95.5%). Benign weather and 2.1 percentage points of favourable prior year development improved the COR, while the commission and expense ratio improved from 31.0% to 30.3%. Importantly, net written premiums increased 1%2 to £3,678 million, while underwriting profit, our core measure of growth in general insurance, increased 45% to £223 million (HY14: £154 million). This improvement was partially offset by a reduction in investment return, with general insurance operating profit up 7% to £421 million (HY14: £393 million).

The UK COR of 93.2% is the best reported result in eight years, helped by relatively benign weather. We continue to maintain expense discipline with our expense and commission ratio reducing from 33.2% to 31.2%. UK net written premiums were 1% higher, where both rate and policy count increased in attractive segments. We have also secured an exclusive distribution agreement with TSB to offer a wide range of personal insurance products.

Our second largest general insurance business, Canada, grew net written premiums 1%2 and operating profit 58% to £131 million (HY14: £83 million). Improved weather and higher prior year reserve releases were somewhat offset by an increase in frequency in personal motor and higher large losses in personal property. We have taken actions in pricing and analytics to improve profitability in certain lines. Canada's return on capital8 was 19.7% in HY15 (FY14: 14.2%) and COR was 91.9% (HY14: 96.8%), underscoring the attractive characteristics of this business.

In Europe, general insurance operating profit grew 8% to £55 million (HY14: £51 million) despite the negative impact of a weaker Euro. The COR improved to 94.3% (HY14: 96.4%), mostly as a result of the disposal of our Turkish general insurance business in December 2014.

Asset management • AIMS range of funds continues to gain momentum
Asset management is core to our True Customer Composite strategy. We launched our flagship multi-asset product, AIMS Target Return Fund, in July last year. In its first year it has returned 8%, which is above target and ahead of peers. On 1 December 2014, an AIMS Target Income fund was launched. At the end of June, the AIMS series of funds had £1.7 billion under management. Profit from asset management has declined 31% to £33 million due to the impact of the disposal of River Road and higher expenses. Overall, external net fund flows were -£0.3 billion (HY14: -£1.7 billion).

Our UK IFA fund platform continues to grow, with funds under management of £6.8 billion at 30 June 2015 (FY14: £5.3 billion) and net inflows of £1.5 billion in HY15. Demand for platforms has increased following new pensions flexibility rules and IFAs are drawn to our brand and service proposition. In June, we also launched our direct-to-consumer platform.

Expenses
Operating expenses were £1,498 million (HY14: £1,399 million), with most of the increase due to the inclusion of Friends Life operating expenses of £141 million. Most businesses have maintained expenses while growing profit, although both Asia and Aviva Investors have needed to make investment in order to achieve their growth ambitions. With an operating expense ratio1 of 52.8% (HY14: 51.7%), more work is required in the second half of 2015 to reduce expenses.

Integration and restructuring expenses were £172 million (HY14: £42 million), with Solvency II costs of £46 million (HY14: £39 million) and Friends Life transaction and integration spend of £109 million.

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.
2    On a constant currency basis.
8    Following the acquisition of Friends Life, management has changed the calculation of return on equity which is now calculated as net operating return on an IFRS basis expressed as a percentage of weighted average ordinary shareholders' equity (rather than opening ordinary shareholders' equity). Comparatives have been restated accordingly and the calculation at half year is based on an annualised net operating return.

Balance sheet • Economic capital surplus3 £10.8 billion
The initial stage of Aviva's turnaround involved improving the capital position of the Group. The HY15 economic capital surplus3 of £10.8 billion (FY14: £8.0 billion) is triple the £3.6 billion surplus reported at the beginning of 2012. Our coverage ratio of 176% has remained broadly constant over the first six months of the year.

Our S&P leverage ratio is 27%9, comfortably within our target range. Today, we are announcing our intention to call both a £200 million tranche of senior debt with a coupon of 9.5% and a €500 million Tier 2 bond. This is in addition to the £268 million Friends Life bond called in July and some commercial paper reduction. Although our leverage remains within our risk appetite, we will continue to be opportunistic in managing our debt financing costs. The intercompany loan has reduced to £2.7 billion by the end of July 2015 and we remain on track to reduce this to below £2.2 billion by year end. HY15 holding company liquidity4 is £1.6 billion (February 2015: £1.1 billion), which excludes amounts set aside to meet debt redemptions in Q3 2015.

Digital
Digital is crucial to our future success. It is increasingly how our customers want to deal with us and we intend to lead the market in this area. Our digital garage in Hoxton - a dedicated space to explore, develop and test new insurance ideas - is operational and we have an agreement to open another garage in Singapore. We have a number of customer propositions in Beta testing and initial results are promising. Chris Wei has assumed overall leadership of Aviva Digital in addition to his leadership of our Asian business. We have a strategic advantage in this area, namely being a composite insurer.

Outlook
The progress we are making as a Group is evident in these results. Our core markets such as the UK are delivering and this is allowing us to reshape the Group for the future.

We have made extensive preparations for Solvency II and early adoption of economic capital has prepared us well for the new regime.

The Friends Life integration is ahead of schedule at an early stage and there remain far more benefits to extract. Our assumptions have so far been validated and we expect material capital synergies to arise in 2016 and 2017.

There is still more to be done for our enlarged customer base, in order to simplify their journey, ensure value for money and peace of mind. I will not be satisfied until our average product holding per customer has grown from the current level of 1.7 to above 3.
Our first half performance, balance sheet and strategy provide a good signpost of the path ahead.

Mark Wilson
Group Chief Executive Officer

3    The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

4    Holding company liquidity consists of cash, liquid assets and c£200 million of syndicated loans held in Aviva and Friends Life holding companies. This excludes amounts set aside to meet debt redemptions in Q3 2015.

9 HY15 S&P leverage ratio is on a pro-forma basis, taking account of planned redemptions, calls and other reductions of debt in Q3 2015.

Group Chief Financial Officer's report

Overview
The turnaround of Aviva's financial position has moved from an exercise of wholesale change to that of continuous refinement. As we approach formal implementation of Solvency II at the beginning of 2016, our economic capital surplus1 is £10.8 billion, our S&P leverage ratio is 27%2, consistent with a double A rating, and holding company liquidity is £1.6 billion3.

Operationally, our business units have performed well with value of new business up 25%4, a combined operating ratio of 93.1% and a significant improvement in net fund flows at Aviva Investors.

The acquisition of Friends Life closed on 10 April 2015. We issued 1,086 million shares for a consideration of £5,975 million. Initial findings confirm our expectations formed during the due-diligence process. The combination immediately improves central liquidity and external leverage, provides immediate and prospective capital benefits and gives us an opportunity to enhance efficiency and revenue. The inclusion of Friends Life has initially added an extra £0.3 billion of diversification benefit to our economic capital surplus but we expect the bulk of the capital synergies to arise in 2016 and 2017.

Operating EPS5 has declined 9% to 22.1p (HY14: 24.2p), mostly because the deal synergies have yet to be earned on the higher share count. This should improve upon realisation of further Friends Life synergies which, along with our target to move the dividend payout ratio to 2x operating EPS, has positive ramifications for our dividend paying capacity.

With an improved financial position, our focus is firmly on developing our capabilities around the True Customer Composite and Digital First strategies and shifting towards investing in growth.

Business Unit Performance
Our UK and Ireland Life business grew life operating profit5 18%, value of new business (VNB) 42% and paid a £287 million interim cash remittance6 to Group (HY14: £350 million). Excluding the impact of Friends UK, life operating profit5 declined 7% to £449 million (HY14: £483 million) primarily due to a £50 million reduction in management actions in the period. Friends UK has bolstered protection VNB, up 47%, while pensions and platform VNB increased 97%. Higher bulk purchase annuity activity more than offset a decline in individual annuity VNB. We successfully launched our direct-to-consumer platform in June and continue to grow our IFA platform. Despite disruption from regulatory change and the Friends Life integration project, the UK business has performed well and is in a position to capitalise on its scale, brand and diversified product range and distribution.

Our UK general insurance business improved its combined operating ratio (COR) to 93.2% (HY14: 94.3%). Benign weather and a lower expense and commission ratio contributed to the improved result. Net written premiums are 1% higher, reversing three years of premium decline. On an earned basis, premiums declined 2% due to lower written premium in the prior period. In spite of this, underwriting profit has been broadly maintained at £115 million. The longer-term investment return reduced to 2.6% of average assets (HY14: 3.0%), principally due to a smaller intercompany loan, the impact of which is neutral to the Group as a whole.

Operating profit5 from our European businesses was £419 million (HY14: £500 million), hampered by a weaker Euro, the impact of disposals in Spain and Italy and the non-recurrence of a £39 million benefit in Poland in 2014 related to pension legislation changes. France continues to perform well, with profit up 9%4,5, although VNB was down 1%4, due to lower risk free rates increasing the cost of guarantees. Italy's improved performance was evident in VNB7 up 66%4 to £39 million (HY14: £26 million), while Spain's turnaround remains a work in progress. Here, VNB excluding disposals declined 2%4,7 to £13 million. The European COR was 94.3% (HY14: 96.4%), with most of the improvement due to the disposal of Turkey GI, which had a 146.5% COR in HY14.

Our Canadian general insurance business grew its underwriting result to £82 million (HY14: £30 million). Improved weather and higher prior year reserve releases were somewhat offset by an increase in personal motor claims frequency and higher large losses in personal property. Net written premiums were 1%4 higher at £1,013 million.

Asian operating profit increased to £67 million (HY14: £26 million), with FPI contributing £38 million for the period. Value of new business, the most important metric for the region, was 18%4,7 higher, driven by a 26%4 increase in Singapore. Work is underway to determine an appropriate strategy for FPI, which contributed £2 million to Asian VNB.

1    The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.
2    HY15 S&P leverage ratio is on a pro-forma basis, taking account of planned redemptions, calls and other reductions of debt in Q3 2015.
3    Holding company liquidity consists of cash, liquid assets and c£200 million of syndicated loans held in Aviva and Friends Life holding companies. This excludes amounts set aside to meet debt redemptions in Q3 2015.
4    On a constant currency basis.
5    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.
6    Cash remittances have been restated to include interest remitted on internal loans.
7    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.

Business Unit performance continued
The turnaround at Aviva Investors is gaining momentum. External net fund flows have improved to
-£0.3 billion (HY14: -£1.7 billion) with £0.3 billion of external sales of our flagship AIMS funds. Expenses have increased at Aviva Investors as we continue to invest in product development and distribution. This, along with the impact of the disposal of our River Road business in 2014, resulted in a 22% decline in fund management operating profit to £32 million (HY14: £41 million).

Capital and liquidity
Economic capital surplus1 increased to £10.8 billion, representing a coverage ratio of 176%. Friends Life contributed £3.4 billion towards surplus, while adverse foreign currency movements and model changes have held back further growth. We submitted our Solvency II internal model to our lead regulator, the PRA, in June 2015 with approval expected in December this year. While our reported economic capital surplus and its composition may differ under Solvency II, we have been focused on this transition for some time and are currently operating within our expected Solvency II target range.

It is important to maintain a capital position that is resilient to adverse market conditions. At present, none of the modelled stresses of 50bps wider credit spreads, 25bps reduction in risk free rates, 20% reduction in equities or 10% reduction in commercial property values take our economic capital coverage ratio below 170%.

Holding company liquidity3 is £1.6 billion (February 2015: £1.1 billion), which excludes amounts set aside to meet debt redemptions in Q3 2015.

Leverage
Our S&P leverage ratio is 27%2 (FY14: 28%) and within our target range. In June, Aviva plc issued €900 million and £400 million of Tier 2 subordinated debt, with coupons of 3.375% and 5.125% respectively. We redeemed £268 million of Friends Life STICS with a coupon of 6.292% on 1 July 2015 and have announced our intention to redeem a £200 million senior bond with a 9.5% coupon and call a €500 million Tier 2 subordinated bond with a 5.7% coupon. We also expect to use the proceeds from the June issuances to reduce commercial paper outstanding in Q3 2015.

We continue to make progress on attaining a sustainable level for our intercompany loan between AIL, the general insurance operating company, and Aviva Group Holdings (AGH). At the end of July, the intercompany loan was £2.7 billion (February 2015: £2.8 billion) and we remain on track to achieve a £2.2 billion loan balance by the end of 2015.

Net Asset Value
Over the period, the net asset value increased as a result of operating earnings and the Friends Life acquisition. On an IFRS basis, this has been partially offset by dividends, adverse foreign exchange movements, movements related to the pension schemes, integration and restructuring costs and higher amortisation of acquired value of in-force business following the acquisition of Friends Life.

Net asset value8	IFRS	MCEV
Opening NAV per share at 31 December 2014	340p	527p

Operating profit	19p	20p
Friends Life acquisition9	55p	5p
Dividends & appropriations	(9)p	(9)p
Investment variances and AFS equity movements	1p	(3)p
Pension scheme remeasurements	(7)p	(7)p
Integration and restructuring costs, AVIF amortisation and other	(9)p	(9)p
Foreign exchange movements	(10)p	(16)p
Closing NAV per share at 30 June 2015	380p	508p

Thomas D. Stoddard
Group Chief Financial Officer

1    The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

2 HY15 S&P leverage ratio is on a pro-forma basis, taking account of planned redemptions, calls and other reductions of debt in Q3 2015.
3    Holding company liquidity consists of cash, liquid assets and c£200 million of syndicated loans held in Aviva and Friends Life holding companies. This excludes amounts set aside to meet debt redemptions in Q3 2015.

8 Net of tax and controlling interests.
9    As the opening MCEV NAV is greater than the opening IFRS NAV, the dilution effect is more significant under MCEV. As a result the acquisition leads to a 5p increase in pence per share under MCEV compared to 55p under IFRS.

Notes to editors
All comparators are for the 6 months to 30 June 2014 unless otherwise stated.
      Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 30 June 2015. The average rates employed in this announcement are 1 euro = £0.74 (6 months to 30 June 2014: 1 euro = £0.82) and CAD$1 = £0.53 (6 months to 30 June 2014: CAD$1 = £0.55).
      Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and constant currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make other verbal or written "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "projects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "likely", "target", "goal", "guidance", "trends", "future", "estimates", "potential" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the announcement include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of simplifying our operating structure and activities; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in short or long term inflation; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; changes in, or restrictions on, our ability to initiate capital management initiatives or an acceleration of repayment of intercompany indebtedness; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; the impact of natural and man-made catastrophic events on our business activities and results of operations; our reliance on information and technology and third-party service providers for our operations and systems; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; our reliance on third-party distribution channels to deliver our products; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of fluctuations in share price as a result of general market conditions or otherwise; the effect of simplifying our operating structure and activities; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business, including decreased demand for annuities in the UK due to proposed changes in UK law; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing/regulatory approval impact, integration risk and other uncertainties, such as non-realisation of expected benefits or diversion of management attention and other resources, relating to announced acquisitions and pending disposals and relating to future acquisitions, combinations or disposals within relevant industries, including specifically the acquisition of Friends Life; the policies, decisions and actions of government or regulatory authorities in the UK, the EU, the US or elsewhere, including the implementation of key legislation and regulation. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's most recent Annual Report on Form 20-F as filed with the SEC on 16 March 2015 and also the risk factors contained in the Euro Note Programme prospectus published on 1 May 2015. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Colin Simpson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Presentation slides: 07:00 hrs BST www.aviva.com Analyst presentation: 08:30 hrs BST Live webcast: 08:30 hrs BST www.avivawebcast.com/interims2015/ Real time media conference call: 11:00 hrs BST

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 6 August, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary